Syneron Medical Appoints Jonathan Pearson as Executive Vice President of Business Development, Topical Products

Yokneam, Israel – November 7, 2012 – Syneron Medical Ltd. (NASDAQ: ELOS), www.syneron.com, the leading global aesthetic device company, announced today that Jonathan Pearson has been appointed Executive Vice President of Business Development, Topical Products, effective November 19, 2012. In this position, Mr. Pearson will have global responsibility for Syneron’s business of topical cosmetic products, which currently includes the elure™ Advanced Skin Brightening product family. He will report to Louis P. Scafuri, Chief Executive Officer of Syneron.

Prior to joining Syneron, from 2003 to 2012, Mr. Pearson was a corporate officer at TRIA Beauty, Inc., a developer and marketer of light-based skincare products for use in the home. Mr. Pearson was a co-founder of the company and served as Asia Pacific Region Manager, with direct responsibility for establishing and managing the company’s Asian operations. Prior to co-founding TRIA Beauty, Mr. Pearson was employed from 2001 to 2003 at Lumenis, Ltd., a developer, manufacturer and distributor of a broad range of medical lasers and energy delivery equipment for surgical, aesthetic and ophthalmic applications. At Lumenis, Mr. Pearson was Executive Vice President, Asia-Pacific Operations, and served as a corporate officer. Mr. Pearson joined Lumenis when it merged with Coherent Inc., where he served from 1994 to 2001, ultimately as Director, Asia-Pacific, managing the company’s direct operations in Japan and the People’s Republic of China.

Mr. Pearson holds a bachelor’s degree in Political Science from the University of Washington and a master’s degree in International Management from Thunderbird School of Global Management. He is bi-lingual in the English and Japanese languages, and has extensive experience living in Asia.

Mr. Scafuri, said, “Jon Pearson has a proven track record of success in the aesthetic industry, with unique and relevant global experience in both the professional and consumer markets. We believe he is ideally suited to help us capitalize on the tremendous opportunity for our elure™ Advanced Skin Brightening product family, as well as further expand the topical segment of our business. His deep familiarity with and understanding of Asian markets will be particularly valuable, given that this geography represents the largest opportunity for elure™. We look forward to welcoming Jon to the team and collaborating with him to grow our topical business.”

About Syneron Medical Ltd.

Syneron Medical Ltd. – a company devoted to real technology, real science and real results – is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. The Company’s aspiration and commitment to innovation expands Syneron’s offering beyond medical device into the largest in-demand applications in beauty - skin lightening. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the company will not meet stated goals, as well as the risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Contacts:

Hugo Goldman, Chief Financial Officer

Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group

646-536-7020

Email: zkubow@theruthgroup.com